Exhibit 99.1

Richmont Announces 2016 Operational Outlook

Guidance for another Record Year at Island Gold, with a Potential 22% Increase in Production and a Decrease in All-in-Sustaining Costs

TORONTO, Ontario, Canada, February 11, 2016 - Richmont Mines Inc. (TSX - NYSE MKT: RIC) (“Richmont” or the “Corporation”), announces 2016 estimates that include a potential increase in production of up to 22% from the cornerstone Island Gold mine that is expected to drive a decrease in All-in Sustaining Costs (“AISC”). (All amounts are in Canadian dollars unless otherwise indicated).

2016 Consolidated Operational Estimates

In 2016, company-wide production includes another year of production growth from the cornerstone Island Gold Mine and another solid year of consistent production from the Beaufor Mine. Consolidated annual production is expected to be consistent with 2015 as increased production from Island Gold is expected to fully offset the production decrease related to the 2015 closure of the Monique Mine. Company-wide cash costs and AISC are expected to be largely in-line with the prior year’s guidance estimates.

Material assumptions include: an average gold price of CAD$1,500 per ounce (US$1,100 per ounce); and a foreign exchange rate of 1.394 Canadian dollars to the US dollar. Note: 2015 Cash cost and AISC results are expected to be released on February 22, 2016.

2016
Operational Estimates	Island Gold	Beaufor	Consolidated
Estimates
Gold Ounces Produced	62,000-67,000	25,000-30,000	87,000-97,000
Cash Costs per Ounce (CAD$)(1)	$900-$960	$1,000-$1,060	$930-$1,000
Sustaining Capital per Ounce (CAD$)	$260-$290	$230-$270	$250-$280
Corporate G&A per Ounce (CAD$)	-	-	$95-$110
All-in Sustaining Costs per Ounce (CAD$)(1)	$1,160-$1,250	$1,230-$1,330	$1,275-$1,390

Cash Costs per Ounce (US$)(1)	$660-$705	$735-$780	$680-$730
Sustaining Capital per Ounce (US$)	$190-$215	$170-$195	$185-$205
Corporate G&A per Ounce (US$)	-	-	$70-$80
All-in Sustaining Costs per Ounce (US$)(1)	$850-$920	$905-$975	$935-$1,015
(1)	Cash costs and AISC are non-GAAP measures. Refer to the Non-GAAP performance measures section in the Third Quarter MD&A.

2016 Capital Investment & Exploration Estimates

The Corporation will remain focused on a disciplined and prudent capital allocation strategy to ensure expenditures are fully funded internally with sustaining capital investment requirements expected to reduce compared with the prior year. Project capital investment for the year is focused on the continued development of the Island Gold Mine, as detailed in the recent Preliminary Economic Assessment (“PEA”) released in October 2015. Total capital investment estimates for the year include a potential $10 million (US$7.3 million) in discretionary capital with allocation of these funds contingent upon the prevailing gold price sustainably exceeding $1,500 per ounce (US$1,100 per ounce) in 2016.

RICHMONT MINES INC.	PRESS RELEASE | Page 1

Capital and Exploration Investment			2016
($M)	Island Gold	Quebec Division	Consolidated
			Estimates
Sustaining Capital (CAD$)	$17.3	$6.8	$24.1
Sustaining Capital (US$)	$12.7	$5.0	$17.7
Project Capital (CAD$)(3)	$43.4	$-	$43.4
Project Capital (US$)(3)	$31.8	$-	$31.8
Company-wide Exploration (CAD$)	$7.3(1)	$1.1(2)	$8.4
Company-wide Exploration (US$)	$5.4	$0.8	$6.2
(1)	Exploration costs required to complete the drilling programs announced in September 2015.
(2)	All delineation and exploration drilling for the Beaufor Mine is included in sustaining capital and $1.1 million is related to the Quebec division outside the Beaufor property.
(3)

Project Capital for Island Gold includes accelerated underground development of $25.0 million (US$18.3 million) related to the PEA and $6.0 million (US$4.4 million) related to discretionary development outside the scope of the PEA.

“The strategy in 2015 was to best position our asset base for success with a key focus on developing our cornerstone Island Gold Mine. With a 7-year mine life based on reserves, the accelerated mine development program completed in 2015 has pre-developed more than three years of production life. In addition, we have expanded our tailings facility to accommodate production until 2023, and increased the capacity of the mill facility to 900 tonnes per day. As a result of our 2015 project investments, we have the flexibility to manage project capital to ensure we always maintain access to adequate liquidity to fully fund our growth strategy. Supported by the results from the recent PEA completed in October, we will remain focused on unlocking the significant potential of the Island Gold Mine through initiatives that will position this core asset for production growth and significant free cash flow generation beginning in 2017,” commented Renaud Adams, President and Chief Executive Officer. He continued, “We begin 2016 with a strengthened management team that brings a renewed commitment to delivering results that positions Richmont for long-term success.”

Island Gold Mine – 2016 Estimates

The Island Gold Mine is expected to deliver another year of significant production growth that exceeds the record production achieved in 2015. In 2016, production is expected to increase by up to 22% over the prior year with cash costs and AISC expected to decline over prior year guidance estimates. During 2016, the Corporation will remain focused on an aggressive, but disciplined, development strategy at the Island Gold Mine, which will position the operation for significant production growth and increasing free cash flow streams beginning in 2017, as detailed in the recent PEA.

Island Gold Operational Estimates

2016 Island Gold Estimates
Gold Ounces Produced	62,000-67,000
	CAD$	US$
Cash costs per ounce	$900-$960	$660-$705
Sustaining Capex per ounce	$270-$290	$195-$215
AISC per ounce	$1,170-$1,250	$855-$920

  Annual production at Island Gold is expected to increase over the prior year driven by increased underground productivity that is expected to average approximately 800 tonnes per day in 2016.

  Increased production and enhanced operational efficiencies are expected to underpin a decrease in cash costs and AISC over the prior year’s guidance estimates.

RICHMONT MINES INC.	PRESS RELEASE | Page 2

  During 2016, the operation will target a planned mining ratio of approximately 60% of tonnes from stoping ore and 40% from development ore. As a result, in 2016, unit mining costs will remain at elevated levels of approximately $135 per tonne (approx. $210 per tonne of total operating costs), but are expected to decline significantly beginning in 2017 as the stoping versus development ore ratio is expected to substantially increase. In 2016, stoping ore is expected to be mined from new resources primarily in the second (60%) and third (20%) mining horizons, with the remaining tonnes (20%) mined from the Lochalsh West and Goudreau areas located in the upper area of the mine, which are not included in the PEA deposit area. Ore development will be primarily from the second and third horizons of the new resources between the 675 and 825 metre levels.

  Following a mill upgrade completed in October 2015, capacity of the mill facility has been increased to 900 tonnes per day. In July 2016, an additional 3-week electrical mill upgrade is scheduled, during which time the underground mine will continue to operate and ore will be stockpiled for future processing. As a result, the mill facility is expected to average 800 tonnes per day during the first half of the year, in-line with underground productivity. Following the completion of the mill upgrade, mill productivity is expected to increase to accommodate processing of stockpiled ore by utilizing the excess mill capacity. Recoveries are expected to average 96.5% during 2016.

Island Gold Capital Investment Estimates

Sustaining Capital Investment ($M)	CAD$	US$
Capital Projects / Fixed Assets	$13.1	$9.6
Sustaining Underground Mine Development	$2.8	$2.1
Delineation Drilling	$1.4	$1.0
Sustaining Capital Investment	$17.3	$12.7

Project Capital ($M)(1)	CAD$	US$
Accelerated Underground Mine Development	$31.0	$22.8
Infrastructure and Equipment	$9.8	$7.1
Delineation Drilling (PEA)	$2.6	$1.9
Total Project Capital	$43.4	$31.8
(1)

Accelerated Underground Mine Development under Project Capital includes $25.0 million (US$18.3 million) in development related to the PEA and $6.0 million (US$4.4 million) related to discretionary development outside the scope of the PEA.

  Project capital in 2016 will continue to focus on unlocking the potential of the Island Gold Mine and is primarily allocated to accelerated mine development as well as related infrastructure upgrades and equipment purchases as described in the PEA.

  Approximately 2,500 metres of ore development and 5,300 metres of waste development is expected to be completed during the year, including 1,000 metres of discretionary development related to new resources outside the PEA deposit area. It is expected that by the end of 2016 the main ramp will reach a vertical depth of 860 metres and the east ramp will reach a vertical depth of 655 metres. Given the significant near-mine exploration potential identified directly to the east and west of the main deposit area considered in the PEA, the Corporation will review the optimal location of the dual ramp system as described in the PEA, in order to accommodate any additional resources located outside the scope of the PEA.

RICHMONT MINES INC.	PRESS RELEASE | Page 3

  The project capital program for 2016 includes discretionary capital investment of approximately $10 million (US$7.3 million), with allocation of these funds contingent upon the prevailing gold price sustainably exceeding $1,500 per ounce (US$1,100 per ounce). The discretionary $10 million (US$7.3 million) includes 1,000 metres of development outside the PEA of $6 million (US$4.4 million) and $4 million (US$2.9 million) in infrastructure and equipment.

  Delineation drilling in 2016 will target the conversion of the remaining resources located within the scope of the PEA deposit area.

2016 Island Gold Exploration Estimates

Exploration ($M)	CAD$	US$
Near-mine Lateral Drilling (12,000 metres)	$1.1	$0.8
Deep Directional Drilling (17,000 metres)	$3.4	$2.5
Eastern and Western Lateral Extensions (8,500 metres)	$0.9	$0.6
Regional Surface Drilling (7,500 metres)	$0.8	$0.6
740 metre level Exploration Drift (182 metres)	$1.1	$0.9
Total Exploration	$7.3	$5.4

  During 2016, the Corporation will complete the drilling programs that were announced in September 2015. All drilling efforts related to this program are expected to be completed at the end of April 2016, at which time the Corporation will review all drilling results and, based on that review, will subsequently provide an update on any additional drilling programs that may be planned for the second half of 2016.

Quebec Division – 2016 Estimates

The Quebec Division is comprised of the Beaufor Mine and Camflo Mill, which processes ore from the Beaufor Mine. In 2016, the Beaufor Mine is expected to deliver another year of consistent production in-line with the prior year, to deliver a free cash flow stream. Development of the Q Zone has been advanced with a target of reaching the mineralized structure in the first quarter of 2016.

Beaufor Mine Operational Estimates

2016 Estimates
Production per ounce	25,000-30,000
	CAD$	US$
Cash costs per ounce	$1,000-$1,060	$735-$780
Sustaining Capex and Exploration per ounce	$230-$270	$170-$195
AISC per ounce	$1,230-$1,330	$905-$975

  Annual production at the Beaufor Mine is expected to be consistent with prior year’s production with cash costs and AISC also expected to be in-line with prior year guidance estimates.

  The underground mine is expected to average approximately 360 tonnes per day (approx. 134,000 tonnes) with approximately 75% of the ore feed from stoping ore and 25% from development ore. It is expected that about 50% of the ore will be sourced from the Q Zone.

  Unit costs for 2016 are expected to average $205 per tonne, including milling at the Camflo Mill.

RICHMONT MINES INC.	PRESS RELEASE | Page 4

Quebec Division Capital Investment Estimates

Capital Investment and Exploration ($M)	CAD$	US$
Project Capital (Camflo)	$1.1	$0.8
Underground Mine Development and Infrastructure	$4.0	$2.9
Delineation and Exploration Drilling Beaufor Mine (24,500 metres)	$1.7	$1.3
Sustaining Capital Investment	$6.8	$5.0
Non-Sustaining Exploration (excluding Beaufor)	$1.1	$0.8

  Sustaining capital investment requirements are expected to be in-line with 2015 and include approximately 625 metres of ramp development and 100 metres of vertical development.

  During the year, the 24,500 metre drilling program will focus drilling on the Q Zone extension and in the upper mine that will target new resources and potential mine life extension at the Beaufor Mine.

About Richmont Mines Inc.
Richmont Mines has produced over 1.6 million ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production. The Corporation currently produces gold from the Island Gold Mine in Ontario, and the Beaufor Mine in Quebec. The Corporation is also advancing development of the significant high-grade resource extension at depth of the Island Gold Mine in Ontario. With 25 years of experience in gold production, exploration and development, and prudent financial management, the Corporation is well-positioned to cost-effectively build its Canadian reserve base and to successfully enter its next phase of growth. Richmont routinely posts news and other important information on its website (www.richmont-mines.com).

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made. Except as may be required by law, the Corporation undertakes no obligation and disclaims any responsibility to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines’ Annual Information Form, Annual Reports and periodic reports. The forward-looking information contained herein is made as of the date of this news release.

Cautionary note to US investors concerning resource estimates
Information in this press release is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects with the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”), as promulgated by the SEC. The Reserve and Resource estimates in this press release were prepared in accordance with Regulation 43-101 adopted by the Canadian Securities Administrators. The requirements of Regulation 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”).

U.S. Investors are urged to consider the disclosure in our annual report on Form 20-F, File No. 001-14598, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC’s web site: http://sec.gov/edgar.shtml.

RICHMONT MINES INC.	PRESS RELEASE | Page 5

Regulation 43-101
The geological data in this news release has been reviewed by Mr. Daniel Adam, Geo., Ph.D., Vice-President, Exploration, an employee of Richmont Mines Inc., and a qualified person as defined by Regulation 43-101.

For more information, please contact:

Renaud Adams	Anne Day
President and CEO	Vice-President, Investor Relations
Phone: 416 368-0291 ext. 101	Phone: 416 368-0291 ext. 105

Richmont Mines Inc.
Ticker symbol: RIC
Listings: TSX – NYSE MKT
Web Site: www.richmont-mines.com
Visit our Facebook page

RICHMONT MINES INC.	PRESS RELEASE | Page 6